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Exhibit (a)(4)

Dear [First Name, Last Name]:

    On behalf of SimpleTech, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent Offer to Exchange (the "Offer") outstanding options and other Required Options (collectively, the "Options") which were granted under the Company's 2000 Stock Incentive Plan (the "2000 Plan") to United States employees for New Options (the "New Options") the Company will grant under its 2000 Plan. All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's Offer to Exchange dated November 21, 2001 (the "Offer of Exchange").

    The Offer expired at 9:01 p.m., Pacific Time, on December 19, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of            shares of the Company's Common Stock and cancelled all such Options.

    Pursuant to the Offer, you tendered Options covering in the aggregate the total number of Option Shares set forth on Attachment A to this letter. The Company has accepted each of your tendered Options in exchange for New Options to be granted, and each of your tendered Options has been cancelled. Accordingly, you have no further right or entitlement to purchase any shares of the Company's Common Stock pursuant to the terms of those cancelled Options.

    In accordance with the terms and conditions of the Offer, you will have the right to receive a New Option under the 2000 Plan for each of your Options that we have accepted for exchange and cancelled, as those Options are more particularly identified on Attachment A. The number of shares of Common Stock subject to each New Option will equal the number of shares of Common Stock subject to the tendered option that was accepted in exchange for that New Option. The number of shares subject to your New Options will be subject to adjustment for any stock split, combination or the like occurring prior to the grant date of the New Options.

    The New Options will be subject to the terms and conditions of the 2000 Plan and a stock option agreement between you and the Company. Each of your New Options will vest and become exercisable in a series of three successive equal annual installments upon your completion of each year of employment with the Company over the three-year period measured from the grant date of that New Option.

    The exercise price of the New Options will be the last reported sale price of the Company's Common stock as reported on the Nasdaq National Market on the grant date of the New Options.

    In accordance with the terms of the Offer, the New Options will be granted to you on or promptly after June 20, 2002. At the time the New Options are granted, you will receive information about a New Option agreement for each of your New Options which will be executed by the Company and which you must subsequently agree to on the AST Stock Plan, Inc. website.

    In accordance with the terms of the Offer, and as provided in the 2000 Plan, you must remain an employee of the Company or one of its subsidiaries from the date you tendered the Options through the date your New Options are granted in order to receive your New Options. If you do not remain an employee for the required period, you will not receive any New Options or any other payment or consideration for the Options tendered by you and cancelled by the Company.

    If you have any questions about your rights in connection with the grant of a New Option, please contact Carl Swartz at (949) 260-8311 or Diane Drake at (949) 260-8396.

Sincerely,

,

    Attachment

Attachment A

Options Accepted for Exchange and Cancelled

Options
Option Grant Date	No. of Option Shares

Required Options
Option Grant Date	No. of Option Shares

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Attachment A Options Accepted for Exchange and Cancelled